VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Application for Withdrawal on Form RW for Registration Statement Form D (File No. 021-506504)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invest DLT, LLC respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the registration statement on Form D (File No. 021-506504), together with any exhibits and amendments thereto, filed with the Commission on March 1, 2024.
The reason for withdrawal is because Invest DLT, LLC no longer needs capital for a previous software development business plan. Specifically, the proposed development is now being self- funded by the owner in a separate LLC. Therefore, no outside capital is required for the issuer.
No securities have been sold in connection with this offering since the effectiveness date of March 1, 2024.
Please forward a copy of the order consenting to the withdrawal to Anthony Deem at 2492 Country Club Dr., Uniontown, OH 44685.
Filer CIK: 0002013742
File Number: 021-506504
Issuer Name: Invest DLT, LLC
If you require additional information, please do not hesitate to contact Anthony Deem at 330-685-1975.
Regards,

Anthony J. Deem
Printed Name

Owner, President
Title